UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BRADLEY PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

104576103

(CUSIP Number)

Daniel Glassman

President and Chief Executive Officer

Bradley Pharmaceuticals, Inc.

383 Route 46 West

Fairfield, New Jersey 07004

(973) 882-1505

with a copy to:

Arnold S. Jacobs, Esq.

Proskauer Rose LLP

1585 Broadway

New York, New York 10036-8299

(212) 969-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 104576103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel Glassman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 845,341
8. Shared Voting Power 106,103
9. Sole Dispositive Power 845,341
10. Shared Dispositive Power 106,103

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,108,199.044
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 12.40%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 104576103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Iris Glassman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 957,042
8. Shared Voting Power 148,103
9. Sole Dispositive Power 957,042
10. Shared Dispositive Power 148,103

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,108,199.044
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 12.40%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 104576103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bradley Glassman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 157,713.044
8. Shared Voting Power 81,000
9. Sole Dispositive Power 157,713.044
10. Shared Dispositive Power 81,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,108,199.044
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 12.40%
14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTES: This Amendment No. 1 (this “Amendment No. 1”) relates to the Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on May 29, 2007, with respect to the securities covered hereby. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Item 4 of this Amendment No. 1 is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Daniel Glassman has advised the Issuer that he and the other Reporting Persons have withdrawn the Proposal, and they intend to support the Issuer’s merger with Nycomed US Inc. (“Nycomed”), pursuant to which Nycomed shall acquire all of the Issuer’s outstanding equity at a cash purchase price of $20.00 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Item 4 of this Amendment No. 1 is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2007
Date

/s/ Daniel Glassman
Signature

Daniel Glassman
Name

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2007
Date

/s/ Iris Glassman
Signature

Iris Glassman
Name

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2007
Date

/s/ Bradley Glassman
Signature

Bradley Glassman
Name